WAL★MART
MEXICO

FILE N°
82-4609

RECEIVED
2006 SEP 14 A 8:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 12, 2006

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Ladies and Gentlemen:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the report sales and report on shares repurchase for August 2006 of Wal-Mart de Mexico, S.A. de C.V., which were delivered to the Mexican Stock Exchange.

Sincerely,

06016803

Jorge Muñoz Lopez
Accounting Director

PROCESSED
SEP 18 2006
THOMSON FINANCIAL

The above-mentioned material is enclosed.

dlw 9/14

WAL*MART
MEXICO

EMPRESA SOCIALMENTE RESPONSABLE®

WALMEX

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO REPORTS AUGUST 2006 SALES

Mexico City, September 7, 2006

Wal-Mart de Mexico, S.A. de C.V. (WALMEX) announces to its shareholders as well as to the public in general that during the month of August 2006, sales were $15,653 million pesos. This figure represents a 20.0% increase over sales reported the same month last year, and a 16.0% real increase, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year registered an increase of 8.2%, and of 4.6% in real terms compared to the same month of 2005.

Real Growth

	August		January – August	
	2006	2005	2006	2005
Total sales growth (%)	**16.0**	12.8	**15.3**	13.0
Comparable sales growth (%)	**4.6**	4.6	**5.2**	5.3

Considering the four-week period from July 29 to August 25, 2006 that compares with the four-week period ending August 26, 2005, as well as the thirty-four-week period from December 31 2005 to August 25, 2006 and that compares with the thirty-four-week period that ended August 26, 2005, sales growth was as follows:

Real Growth

	4 weeks		34 weeks	
	2006	2005	2006	2005
Total sales growth (%)	**16.3**	15.2	**15.7**	13.6
Comparable sales growth (%)	**4.9**	6.8	**5.6**	5.8

Openings during the month of August:

We opened seven Bodegas Aurrera in Cortazar, Guanajuato; Huajuapan de Leon, Oaxaca; Mexico City; Perote, Veracruz; Mixquiahuala, Hidalgo; Apaseo el Alto, Guanajuato y Puerto Progreso, Yucatan; one Sam's Club in Queretaro, Queretaro; two Wal-Mart Supercenters in Uruapan, Michoacan and Durango, Durango; one Superama in Guadalajara, Jalisco; one Suburbia in San Luis Potosi, SLP, and one restaurant in Tehuacan, Puebla. Additionally, during September we have opened one Bodega Aurrera in Torreon, Coahuila, and one restaurant in Poza Rica, Veracruz.

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 839 units, broken down as follows:

- 239 Bodegas Aurrera
- 73 Sam's Clubs
- 110 Wal-Mart Supercenters
- 56 Superamas
- 57 Suburbias
- 304 Restaurants, including franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM	WalmexV.Mx	WMMVY
	WMMVY US	WMMVY.Pk	

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

Information About the Company:

Corporate Affairs: Raul Argüelles, raul.arguelles@wal-mart.com, TEL. (52 55) 5387-9241
Investor Relations: Mariana Rodriguez, m.rodriguez@wal-mart.com, TEL. (52 55) 5283-0289

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **AUGUST 01, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	131,043,900	8,594,743,568
01/08/2006	03078	BUY	950,000	33.073523	31,419,847	IXE	STOCK		131,993,900	8,593,793,568
								As of current report	131,993,900	8,593,793,568

Shareholders' equity amount	0
Capital stock amount	31,419,847

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,001,908,958	3,970,489,111

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **AUGUST 02, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	131,993,900	8,593,793,568
02/08/2006	03079	BUY	1,000,000	32.941290	32,941,290	IXE	STOCK		132,993,900	8,592,793,568
								As of current report	132,993,900	8,592,793,568

Shareholders' equity amount	0
Capital stock amount	32,941,290

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,970,489,111	3,937,547,821

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **AUGUST 03, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	132,993,900	8,592,793,568
03/08/2006	03080	BUY	460,000	33.867076	15,578,855	IXE	STOCK		133,453,900	8,592,333,568
								As of current report	133,453,900	8,592,333,568

Shareholders' equity amount	0
Capital stock amount	15,578,855

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,937,547,821	3,921,968,966

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **AUGUST 11, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	133,453,900	8,592,333,568
11/08/2006	03081	BUY	500,000	35.474500	17,737,250	ACCIV	STOCK		133,953,900	8,591,833,568
								As of current report	133,953,900	8,591,833,568

Shareholders' equity amount	0
Capital stock amount	17,737,250

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,921,968,966	3,904,231,716

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **AUGUST 15, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	133,953,900	8,591,833,568
15/08/2006	03082	BUY	600,000	36.149530	21,689,718	ACCIV	STOCK		134,553,900	8,591,233,568
								As of current report	134,553,900	8,591,233,568

Shareholders' equity amount	0
Capital stock amount	21,689,718

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,904,231,716	3,882,541,998

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **AUGUST 22, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	134,553,900	8,591,233,568
22/08/2006	03083	BUY	230,000	37.052035	8,521,968	ACCIV	STOCK		134,783,900	8,591,003,568
								As of current report	134,783,900	8,591,003,568

Shareholders' equity amount	0
Capital stock amount	8,521,968

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,882,541,998	3,874,020,030

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: AUGUST 23, 2006

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	134,783,900	8,591,003,568
23/08/2006	03084	BUY	250,000	36.422420	9,105,605	IXE	STOCK		135,033,900	8,590,753,568
								As of current report	135,033,900	8,590,753,568

Shareholders' equity amount	0
Capital stock amount	9,105,605

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,874,020,030	3,864,914,425

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **AUGUST 24, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	135,033,900	8,590,753,568
24/08/2006	03085	BUY	230,000	36.225170	8,331,789	ACCIV	STOCK		135,263,900	8,590,523,568
								As of current report	135,263,900	8,590,523,568

Shareholders' equity amount	0
Capital stock amount	8,331,789

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,864,914,425	3,856,582,636

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: AUGUST 25, 2006

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	135,263,900	8,590,523,568
25/08/2006	03086	BUY	240,000	37.163471	8,919,233	ACCIV	STOCK		135,503,900	8,590,283,568
								As of current report	135,503,900	8,590,283,568

Shareholders' equity amount	0
Capital stock amount	8,919,233

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,856,582,636	3,847,663,403

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
8 2 - 4 6 0 9

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **AUGUST 29, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	135,503,900	8,590,283,568
29/08/2006	03087	BUY	230,000	37.314565	8,582,350	ACCIV	STOCK		135,733,900	8,590,053,568
								As of current report	135,733,900	8,590,053,568

Shareholders' equity amount	0
Capital stock amount	8,582,350

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,847,663,403	3,839,081,053

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **AUGUST 30, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	135,733,900	8,590,053,568
30/08/2006	03088	BUY	230,000	37.296913	8,578,290	ACCIV	STOCK		135,963,900	8,589,823,568
								As of current report	135,963,900	8,589,823,568

Shareholders' equity amount	0
Capital stock amount	8,578,290

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,839,081,053	3,830,502,763

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **AUGUST 31, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	135,963,900	8,589,823,568
31/08/2006	03089	BUY	230,000	37.331070	8,586,146	ACCIV	STOCK		136,193,900	8,589,593,568
								As of current report	136,193,900	8,589,593,568

Shareholders' equity amount	0
Capital stock amount	8,586,146

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,830,502,763	3,821,916,617

Issuer's Comments